UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

Room 601, Block C, Gazelle Valley, No.69, Jinye Road

High-Tech Zone, Xi’an, Shaanxi, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Appointment of Jing Liu to the Board of Directors

On October 25, 2024, our Board of Directors appointed Jing Liu to serve as a new member of our Board of Directors. Ms. Liu will serve as a non-independent director.

Jing Liu, age 46, has a wealth of experience in scientific research and has contributed to over 10 scientific research projects, including those funded by the National Natural Science Foundation of China. In recent years, Ms. Liu has authored three academic papers and secured three patents. Since July 2004, Ms. Liu has been serving as a lecturer and engaging in teaching and scientific research in chemical engineering at Xi’an University of Science and Technology, Shaanxi, China. Ms. Liu received a Bachelor’s degree in Chemical Technology (July 2001), a Master’s degree in Mineral Processing Engineering (July 2004), and a Doctoral degree in Mining Engineering (July 2017), all from Xi’an Science and Technology Institute, Shaanxi, China.

Ms. Liu will serve under a Director Service Agreement dated October 28, 2024 (the “Agreement”). Under the Agreement Ms. Liu will receive options to purchase Ordinary Shares of the Company at a par value of $0.001 per share, with an exercise price of $0.01 per share. The total value of these stock options is $12,000, based on the closing price of the Company’s stock as of October 25, 2024. In addition, Ms. Liu will be reimbursed by the Company for all reasonable travel and other out-of-pocket expenses incurred in connection with her services as director. The Agreement, which is filed herewith as Exhibit 10.1, contains additional terms and should be reviewed in its entirety for additional information. Ms. Liu is the wife of our CEO and largest shareholder, Yongwei Hu.

Resignation of Yingchun Xue from the Board of Directors

Effective October 23, 2024, Yingchun Xue resigned from our Board of Directors. Ms. Xue was a non-independent director. There was no known disagreement with Ms. Xue on any matter relating to our operations, policies or practices.

Exhibits

The following exhibits are included in this Form 6-K:

Exhibit No.	Description of Exhibit
10.1	Director Service Agreement with Jing Liu.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2024	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu
Chairman and Chief Executive Officer